UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________to_____________

Commission File Number 001-35081

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KINDER MORGAN SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kinder Morgan, Inc.
1001 Louisiana Street, Suite 1000
Houston, Texas 77002

Kinder Morgan Savings Plan

*
Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Fiduciary Committee
Kinder Morgan Savings Plan

We have audited the accompanying Statements of Net Assets Available for Benefits of the Kinder Morgan Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Benefits of the Plan as of December 31, 2014 and 2013 and the Changes in Net Assets Available for Benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes supplemental information required by the Department of Labor's (‘DOL”) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). This supplemental information is the responsibility of the Plan's management. Our procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the DOL’s Rules and Regulation’s for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Houston, Texas
June 26, 2015
/s/ Ham, Langston & Brezina, L.L.P.

Kinder Morgan Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments, at fair value (See Notes 2, 3, 4 and 5)	$2,025,658,945	$1,971,819,096
Notes receivable from Participants	45,356,073	43,715,712
Total assets	2,071,015,018	2,015,534,808

Liabilities
Administrative expenses payable	463,901	353,308
Total liabilities	463,901	353,308

Net assets available for benefits at fair value	2,070,551,117	2,015,181,500

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(9,855,364)	(8,249,586)
Net assets available for benefits	$2,060,695,753	$2,006,931,914

The accompanying notes are an integral part of these financial statements.

Kinder Morgan Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014
Additions to net assets attributable to:
Investment income:
Interest income	$4,221
Dividend income	20,340,992
Net appreciation in fair value of investments (See Note 4)	106,616,266
Other, net	965,142
Total investment income	127,926,621

Interest income on notes receivable from Participants	2,162,025

Contributions
Participant contributions	72,788,532
Employer contributions	43,121,579
Rollovers	5,417,123
Total contributions	121,327,234

Total additions	251,415,880

Deductions from net assets attributable to:
Benefits paid to Participants	195,610,151
Administrative fees	2,041,890
Total deductions	197,652,041

Net increase in net assets available for benefits	53,763,839

Net assets available for benefits
Beginning of year	2,006,931,914
End of year	$2,060,695,753

The accompanying notes are an integral part of this financial statement.

Kinder Morgan Savings Plan Notes to Financial Statements

1. DESCRIPTION OF THE PLAN

General

The Kinder Morgan Savings Plan, (the “Plan”) was established in 1945 for the benefit of eligible employees of Kinder Morgan, Inc. (the “Company”). The following description of the Plan provides only general information. Plan participants (“Participants”) should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Effective November 1, 2013, the Plan was amended and restated to incorporate all previous amendments.

Plan Administration

The Plan is administered by the Company's Fiduciary Committee. Great-West Financial Retirement Plan Services, LLC (formerly known as J.P. Morgan Retirement Plan Services, LLC) provides record keeping services to the Plan and the Plan assets are maintained under the custody of J.P. Morgan Chase Bank, N.A. (the “Trustee”). Effective January 1, 2015, Great-West Financial Retirement Plan Services, LLC was re-branded as Empower Retirement.

Contributions

Participants may elect to make pre-tax contributions from 1% to 50% of their annual compensation, limited by requirements of the Internal Revenue Code (“IRC”). Participants may discontinue their elections to contribute at any time. All new Participants are automatically enrolled in the Plan with a pre-tax contribution by the Participant of 3% of their eligible annual compensation. Within the first 30 days of hire, employees may opt out of automatic enrollment. The Company has established a Company goal percentage rate of 8% (“SmartGoal”). Every February the Participants who have not opted out of automatic enrollment and who have a participation rate below the SmartGoal will automatically get a 1% increase until the Participant meets the SmartGoal. Prior to February, 2013, the SmartGoal percentage rate was 6%. Participants can opt out of SmartGoal at any time.

The Company makes Qualified Non-Elective Contributions (“QNEC”) to the Plan on behalf of each Participant. The QNEC are equal to 5% of eligible compensation and are allocated as of each pay period.

Company contributions for bargaining Participants follow the respective collective bargaining agreements. All QNEC and other Company contributions (matched or fixed contributions) are invested according to Participants’ investment elections on file or the default, if no election is filed. Participants can transfer from the default fund(s) to any other available investment fund(s) at any time.

For the year ended December 31, 2014, the Company contribution was approximately $43.1 million.

The Plan provides an option to all Participants to make after-tax “Roth” contributions (Roth 401(k) option) to a separate Participant account. Unlike traditional 401(k) plans, where Participant contributions are made with pre-tax dollars, earnings grow tax-deferred and the withdrawals are treated as taxable income, Roth 401(k) contributions are made with after-tax dollars, earnings are tax-free, and the withdrawals are tax-free if they occur after both (i) the fifth year of participation in the Roth 401(k) option, and (ii) attainment of age 59 ½, death or disability. The Company contribution will still be considered taxable income at the time of withdrawal.

Under the IRC, annual additions under the Plan and all other qualified plans sponsored by the Company are limited to the lesser of 100% of eligible compensation or $52,000 for each Participant for 2014. Annual additions are defined as Company contributions and Participant contributions.

Benefits/Vesting

Company contributions vest on the second anniversary of the date of hire. Vesting of Company contributions for bargaining Participants will follow the respective collective bargaining agreements.

Kinder Morgan Savings Plan Notes to Financial Statements

Participant contributions may be withdrawn, in the event of unusual expenses connected with illness or disability, for college or funeral expenses for a Participant or his or her dependents, for the repair of damage to a primary residence caused by fire, storm, or other casualties, or for the purchase of a primary residence, as defined in the Plan document. If not withdrawn earlier, a Participant’s account will be available for distribution, rollover, or payable in the event of termination of employment, death, or termination of the Plan. If a Participant’s account is $1,000 or less, a lump-sum distribution will automatically be made. If a Participant’s account is greater than $1,000, the Participant’s distribution options are: lump-sum distribution, partial distributions, or periodic installments. Upon termination, Participants whose accounts exceed $1,000 may choose to leave their accounts in the Plan until age 70 ½, when minimum distributions are required under the IRC.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, Participants would become fully vested in Company contributions.

Notes Receivable from Participants

Participants may borrow, from the vested portion of their Plan accounts, a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested balance or $50,000, minus the highest outstanding loan balance from the previous 12 months. All loans are charged a variable interest rate equal to the prime rate published on the first day of each month. The loans are subject to certain restrictions as defined in the Plan document and applicable restrictions under the IRC.

Forfeitures

Forfeitures of non-vested employer contributions remain in the Plan and earn interest income. During 2014, terminated Participants forfeited $880,636 of employer contributions, and available forfeitures in the amount of $936,444 were used to reduce future Company QNEC, pay administrative expenses of the Plan, or were reallocated to participant accounts.
2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of the financial statements in conformity with GAAP requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. Subsequent events have been evaluated, which are events or transactions that occurred after December 31, 2014, through the issuance of the accompanying financial statements on June 26, 2015.

As described in Accounting Standards Codification Topic 962, Defined Contribution Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by the investment advisor. As required, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Plan also invests in insurance contracts through a group annuity contract with Principal Financial Group. Such insurance contracts are reported at fair value which approximates contract value and, accordingly, no adjustment from fair value to contract value is required.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are accounted for at fair market values as determined by quoted market prices in an active market. The Plan’s interest in the collective trust is based

Kinder Morgan Savings Plan Notes to Financial Statements

on the fair value of the collective trust’s underlying investments as based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Life insurance contracts are stated at cash surrender value, which approximates fair value. Common stocks are valued at the closing price reported on the active markets on which the individual securities are traded.

The Plan presents in the accompanying Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of investments, which consists of realized gains and losses, and the net change in unrealized appreciation (depreciation) on investments (see Note 4). Unrealized appreciation (depreciation) is the difference between the fair value of the investment at the end of the current year and the cost of the investment, if acquired during the Plan year, or the fair value of the investment at the beginning of the Plan year. Purchases and sales of the funds are reflected on a trade date basis. Gain or loss on sale of investments is based on average cost.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from Participants are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

Certain administrative services for the Plan may be provided by the Company at no cost to the Plan. All other expenses are paid by the Plan with the exception of expenses associated with any Qualified Domestic Relations Order, which are paid by the Participant.

Expense Offset Arrangement

Fees incurred by the Plan for investment management services or record keeping services are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment.

Payment of Benefits

Benefits are recorded when paid.

3. INVESTMENT CONTRACTS

The Plan, through its Stable Value Fund (the “Fund”), holds investments in common/collective trust funds. To reduce the risk of market losses on these investments, the Fund enters into synthetic investment contracts (which consist of common/collective trust funds and wrapper contracts) with financial institutions and insurance companies. Synthetic investment contracts enable participants to transact at the investments' contract value by protecting the principal amount invested over a specified period of time. The assets underlying the investment contracts are owned by the Plan. These investment contracts are fully benefit-responsive, and an adjustment of these contracts to their contract value is reflected in the accompanying Statements of Net Assets Available for Benefits. Contract value represents the original cost of the contract, plus interest (based upon the crediting rates of the underlying contracts) and deposits, reduced by administrative fees, transfers out, and withdrawals.

The Plan's investments that are covered by the synthetic investment contracts earn interest at interest crediting rates that typically reset on a monthly or quarterly basis. These interest crediting rates use a formula that is based on the characteristics of the underlying fixed income portfolio. The minimum interest crediting rate for all investment contracts is zero percent. Factors that can influence the future average crediting rates are (i) the level of market interest rates; (ii) the amount and timing of participant contributions, transfers and withdrawals in or out of the investment contract; (iii) the investment returns generated by the fixed income investments that underlie the investment contracts; or (iv) the duration of the investments underlying the investment contracts. The crediting rate formula amortizes the market value gains and losses over the duration of the underlying investments. The resulting gains and losses in the fair value of the underlying investments relative to the contract value are reported in the accompanying Statements of Net Assets Available for Benefits as an adjustment from fair value to contract value for fully benefit-responsive investment contracts.

Kinder Morgan Savings Plan Notes to Financial Statements

For the Plan's investments covered by synthetic investment contracts, the average yield earned by the Plan and the average yield earned by the Plan adjusted for actual interest credited to Participants at December 31, 2014 and 2013, are as follows:

	December 31,
	2014	2013

Average yield earned by the Plan	1.546%	1.436%
Average yield earned by the Plan adjusted for actual interest credited to Participants	2.068%	1.913%

The average yield earned by the Plan (which may differ from the interest rate credited to Participants in the Plan) is calculated by dividing the yield to maturity (an estimate of annualized earnings) of the Fund on December 31, 2014 (irrespective of the interest rate credit to participants in the Fund) by the fair value of all investments in the Fund, as applicable at December 31, 2014.

The average yield earned by the Plan, with an adjustment to reflect the actual interest rate credited to Participants in the Plan, is calculated by dividing the interest crediting rate (an estimate of annualized earnings) credited to Participants on December 31, 2014 (irrespective of the actual earnings of the investments in the Fund) by the fair value of all investments in the Fund, as applicable at December 31, 2014.

Under certain events, the amounts withdrawn from investment contracts may be payable at fair value rather than contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from an investment contract or if the terms of a successor plan do not meet the contract issuer’s criteria for the issuance of a similar contract. In some cases, an investment contract issuer may terminate a contract with the Plan and settle at an amount different than the contract value. Examples of these events include the Plan’s loss of its qualified status, material breaches of responsibilities that are not cured or material and adverse changes to the provisions of the Plan.

4. INVESTMENTS

Participants may designate their contributions and their allocated portion of the employer contributions, in one percentage increments, to one or more of the eligible investment programs. New Plan Participants may elect to transfer investments from other qualified plans into the Plan.

The Plan’s investments that represent 5% or more of the Plan’s net assets at December 31, 2014 and 2013 are separately identified as follows:

	December 31,
	2014	2013

State Street Global Advisors S&P 500 Index Fund	$215,877,767	$201,351,524
Kinder Morgan, Inc. Common Stock	171,478,330	148,035,430
Columbia Trust Focused Large Cap Growth-II Fund	140,310,717	136,555,746
State Street Global Target Retirement 2020 Fund	121,322,919	121,485,552
Dodge & Cox Stock Fund	106,593,807	100,929,117
Putnam Stable Value Fund	106,074,695	112,697,139
Investments less than 5%	1,164,000,710	1,150,764,588
Total investments at fair value	$2,025,658,945	$1,971,819,096

Kinder Morgan Savings Plan Notes to Financial Statements

During 2014, the Plan’s investments appreciated in value, including gains and losses on investments sold during the year, as well as appreciation of investments held at the end of the year, as follows:

Year Ended December 31, 2014

Common collective trusts	$78,334,586
Self-directed brokerage accounts	(428,956)
Kinder Morgan, Inc. Common Stock	25,266,673
Registered investment companies (mutual funds)	3,443,963
$106,616,266

5. FAIR VALUE MEASUREMENTS

Fair value is a market-based measurement that is determined based on assumptions (inputs) that market participants would use in pricing an asset or liability. Inputs may be observable or unobservable, and valuation techniques used to measure fair value should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The Plan uses a hierarchal disclosure framework that ranks the quality and reliability of information used to determine fair values.

The hierarchy is associated with the level of pricing observability utilized in measuring fair value and defines three levels of inputs to the fair value measurement process—quoted prices are the most reliable valuation inputs, whereas model values that include inputs based on unobservable data are the least reliable.

The three broad levels of inputs defined by the fair value hierarchy are as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3
Unobservable inputs for the asset or liability. These unobservable inputs reflect the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances (which might include the reporting entity’s own data).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In determining fair value, the Plan uses three different approaches (the market approach, the income approach and the cost approach) depending on the nature of the assets and liabilities. The market approach uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts such as cash flows or earnings to a single present amount, with the measurement based on the value indicated by current market expectations about those future amounts. The cost approach is the amount that would be currently required to replace an asset and indicates the cost to the Plan to acquire a substitute asset.

Kinder Morgan Savings Plan Notes to Financial Statements

Following is a description of the valuation methodologies and approaches used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common and preferred equity: Valued at the closing price reported on the active market on which the individual securities are traded. (Market approach)

Corporate bonds: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. (Income approach)

Registered investment companies (mutual funds, including exchanged traded funds): Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. (Market approach)

Common collective trusts and unitized mutual funds: The fair value of the common collective trust fund is based on NAV, as reported by the manager of the common collective trust fund, and as supported by the unit prices of actual purchases and sales transactions occurring as of or close to the financial statement date. The NAV is used as a practical expedient and is based on the fair value of the underlying investments held by the fund less its liabilities. (Market approach except in the case of the stable value fund for which an Income approach is used)

Insurance contracts: Valued at cash surrender value, which approximates fair value, by discounting the cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. (Income approach)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Kinder Morgan, Inc. Common Stock	$171,478,330	$—	$—	$171,478,330
Registered investment companies (mutual funds)
Growth funds	127,995,434	28,972,796	—	156,968,230
Value funds	106,593,807	34,690,144	—	141,283,951
Money market funds	8,870,207	—	—	8,870,207
Common collective trusts
Target retirement	—	494,182,965	—	494,182,965
Index	—	485,765,507	—	485,765,507
Value	—	106,074,695	—	106,074,695
Fixed income	—	262,449,525	—	262,449,525
Growth funds	—	140,310,717	—	140,310,717
Insurance contracts	—	—	442,544	442,544
Insurance wrapper	—	—	50,947	50,947
Self-directed brokerage accounts
Common and preferred equity	41,833,364	—	—	41,833,364
Interest-bearing cash	9,668,029	—	—	9,668,029
Mutual funds	6,226,599	—	—	6,226,599
Corporate bonds		53,190		53,190
Other	145	—	—	145
	$472,665,915	$1,552,499,539	$493,491	$2,025,658,945

Kinder Morgan Savings Plan Notes to Financial Statements

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Kinder Morgan, Inc. Common Stock	$148,035,430	$—	$—	$148,035,430
Registered investment companies (mutual funds)
Growth funds	147,632,962	30,622,620	—	178,255,582
Value funds	100,929,117	36,885,358	—	137,814,475
Fixed income funds	—	66,662,494	—	66,662,494
Money market funds	6,497,979	—	—	6,497,979
Common collective trusts
Target retirement	—	477,893,098	—	477,893,098
Index	—	434,557,989	—	434,557,989
Value	—	113,693,946	—	113,693,946
Fixed income	—	214,347,162	—	214,347,162
Growth funds	—	136,555,746	—	136,555,746
Insurance contracts	—	—	468,537	468,537
Insurance wrapper	—	—	53,674	53,674
Self-directed brokerage accounts
Common and preferred equity	41,790,167	—	—	41,790,167
Interest-bearing cash	9,788,099	—	—	9,788,099
Mutual funds	5,350,218	—	—	5,350,218
Corporate bonds	—	54,500	—	54,500
	$460,023,972	$1,511,272,913	$522,211	$1,971,819,096

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2014:

Insurance Contracts and Wrapper

Balance at January 1, 2014	$522,211
Insurance contract rate adjustment	(8,022)
Distributions	(20,698)
Balance at December 31, 2014	$493,491

Kinder Morgan Savings Plan Notes to Financial Statements

Fair Value of Investments in Entities that Use NAV

The following tables summarize investments measured at fair value based on NAV per share as of December 31, 2014 and 2013, respectively.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice period
Common Collective Trusts
State Street Global Advisors Global Equity EX US Index Non-lending Series	$98,474,979	n/a	Daily	*
State Street Global Advisors Russell Small Cap Index	23,381,021	n/a	Daily	*
State Street Global Advisors S&P 500 Index Fund	215,877,767	n/a	Daily	*
State Street Global Advisors S&P Mid Cap Index Non-lending Series Fund	51,676,790	n/a	Daily	*
State Street Global Target Retirement 2010 Fund	20,850,085	n/a	Daily	*
State Street Global Target Retirement 2015 Fund	49,226,836	n/a	Daily	*
State Street Global Target Retirement 2020 Fund	121,322,919	n/a	Daily	*
State Street Global Target Retirement 2025 Fund	70,034,764	n/a	Daily	*
State Street Global Target Retirement 2030 Fund	81,786,243	n/a	Daily	*
State Street Global Target Retirement 2035 Fund	30,683,364	n/a	Daily	*
State Street Global Target Retirement 2040 Fund	47,153,915	n/a	Daily	*
State Street Global Target Retirement 2045 Fund	24,795,986	n/a	Daily	*
State Street Global Target Retirement 2050 Fund	13,093,084	n/a	Daily	*
State Street Global Target Retirement 2055 Fund	2,622,375	n/a	Daily	*
State Street Global Target Retirement Income Fund	32,613,394	n/a	Daily	*
State Street Global Advisors US Bond Index Fund	96,354,950	n/a	Daily	*
Columbia Trust Focused Large Cap Growth-II Fund	140,310,717	n/a	Daily	n/a
Putnam Stable Value Fund	106,074,695	n/a	Daily	n/a
IGT Invesco Short-term Bond Fund	93,393,600	n/a	Daily	n/a
Loomis Sayles Core Plus Fixed Income Fund	59,187,116	n/a	Daily	n/a
IGT Invesco Jennison A or Better Intermediate Gov/Credit Fund	23,728,778	n/a	Daily	n/a
IGT Invesco A or Better Intermediate Gov/Credit Fund	23,696,097	n/a	Daily	n/a
IGT Invesco PIMCO A or Better Intermediate Gov/Credit Fund	23,615,566	n/a	Daily	n/a
IGT Invesco A or Better Core Fund	15,471,062	n/a	Daily	n/a
IGT Invesco BlackRock A or Better Intermediate Gov/Credit Fund	6,241,831	n/a	Daily	n/a
IGT Invesco Goldman Sachs A Core Fund	5,709,898	n/a	Daily	n/a
IGT Invesco BlackRock A or Better Core	5,704,729	n/a	Daily	n/a
IGT Invesco PIMCO A or Better Core	5,700,848	n/a	Daily	n/a
Unitized Mutual Funds
Artisan Mid Cap Fund	28,972,796	n/a	Daily	n/a
Artisan Mid Cap Value Fund	23,058,463	n/a	Daily	n/a
Harbor Small Cap Value Fund	11,631,681	n/a	Daily	n/a

Kinder Morgan Savings Plan Notes to Financial Statements

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice period
Common Collective Trusts
State Street Global Advisors Global Equity EX US Index Non-lending Series	$87,035,088	n/a	Daily	*
State Street Global Advisors Russell Small Cap Index	25,779,149	n/a	Daily	*
State Street Global Advisors S&P 500 Index Fund	201,351,524	n/a	Daily	*
State Street Global Advisors S&P Mid Cap Index Non-lending Series Fund	48,312,391	n/a	Daily	*
State Street Global Target Retirement 2010 Fund	28,009,200	n/a	Daily	*
State Street Global Target Retirement 2015 Fund	56,541,086	n/a	Daily	*
State Street Global Target Retirement 2020 Fund	121,485,552	n/a	Daily	*
State Street Global Target Retirement 2025 Fund	63,920,471	n/a	Daily	*
State Street Global Target Retirement 2030 Fund	79,184,040	n/a	Daily	*
State Street Global Target Retirement 2035 Fund	28,041,462	n/a	Daily	*
State Street Global Target Retirement 2040 Fund	44,337,142	n/a	Daily	*
State Street Global Target Retirement 2045 Fund	21,547,588	n/a	Daily	*
State Street Global Target Retirement 2050 Fund	10,510,402	n/a	Daily	*
State Street Global Target Retirement 2055 Fund	1,580,081	n/a	Daily	*
State Street Global Target Retirement Income Fund	22,736,074	n/a	Daily	*
State Street Global Advisors US Bond Index Fund	72,079,837	n/a	Daily	*
Columbia Trust Focused Large Cap Growth-II Fund	136,555,746	n/a	Daily	n/a
Putnam Stable Value Fund	112,697,139	n/a	Daily	n/a
IGT Invesco Short-term Bond Fund	98,815,277	n/a	Daily	n/a
IGT Invesco Jennison A or Better Intermediate Gov/Credit Fund	24,968,859	n/a	Daily	n/a
IGT Invesco A or Better Intermediate Gov/Credit Fund	24,954,231	n/a	Daily	n/a
IGT Invesco PIMCO A or Better Intermediate Gov/Credit Fund	24,922,595	n/a	Daily	n/a
IGT Invesco A or Better Core Fund	16,157,693	n/a	Daily	n/a
IGT Invesco BlackRock A or Better Intermediate Gov/Credit Fund	6,611,535	n/a	Daily	n/a
IGT Invesco Goldman Sachs A Core Fund	5,977,019	n/a	Daily	n/a
IGT Invesco BlackRock A or Better Core	5,971,723	n/a	Daily	n/a
IGT Invesco PIMCO A or Better Core	5,968,230	n/a	Daily	n/a
Wells Fargo J Stable Value Fund	996,807	n/a	Daily	n/a
Unitized Mutual Funds
Artisan Mid Cap Fund	30,622,620	n/a	Daily	n/a
Artisan Mid Cap Value Fund	25,001,657	n/a	Daily	n/a
Harbor Small Cap Value Fund	11,883,701	n/a	Daily	n/a
PIMCO Total Return	66,662,494	n/a	Daily	n/a
____________
*    Redemptions normally will settle on Trade Date plus one business day. State Street Global Advisors (SSgA) also requests notice 15 days in advance of Trade Date for all plan-directed redemptions that are of significant size, as determined by SSgA.

6. TAX STATUS

The Plan is qualified under the IRC as exempt from federal income taxes, and the Plan received a favorable determination letter from the Internal Revenue Service on August 19, 2014. The Plan has been amended since receiving this determination; however, the Company's Fiduciary Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Company's Fiduciary Committee believes that the Plan was tax exempt as of the financial statement dates. Employer contributions to the Plan and all earnings from Plan investments are not taxable to Participants until a partial or complete distribution of such contributions or earnings is made.

Kinder Morgan Savings Plan Notes to Financial Statements

7. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are in accounts managed by the Trustee, and the Plan has notes receivable from certain of its Participants. Additionally, the Plan invests in shares of the Company’s common stock. These transactions qualify as party-in-interest transactions, as defined by ERISA.  However, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

8. RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual funds, common stocks, money market funds, common collective trusts, and insurance contracts. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts shown in the accompanying Statements of Net Assets Available for Benefits.

9. RECONCILIATION OF THE PLAN FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the Plan’s net assets available for benefits per the accompanying financial statements to Form 5500:

	December 31,
	2014	2013

Net assets available for benefits per the financial statements	$2,060,695,753	$2,006,931,914
Deemed distributions of notes receivable from Participants	(1,685,608)	(1,734,095)
Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	9,855,364	8,249,586
Net assets available for benefits per Form 5500	$2,068,865,509	$2,013,447,405

The following is a reconciliation of the change in net assets available for benefits per the accompanying financial statements to Form 5500:

Year Ended December 31, 2014

Net increase in net assets available for benefits per the financial statements	$53,763,839
Change in deemed distributions of notes receivable from Participants	48,487
Change in adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	1,605,778
Net increase in net assets available for benefits per Form 5500	$55,418,104

Amounts allocated to deemed distributions of notes receivable from Participants are recorded as a receivable in the accompanying financial statements and recorded as an expense on Form 5500.

A note receivable from Participants is deemed distributed during the plan year under the provisions of IRC section 72(p) and Treasury Regulation section 1.72(p) if the note receivable is treated as a note receivable solely of the Participant’s individual account and the Participant has discontinued payment of the note receivable as of the end of the year. In accordance with GAAP, the note receivable balance is still considered as an outstanding note receivable until the note receivable obligation has been satisfied and is not treated as an actual distribution until such time the participant separates from employment and the participant’s vested account balance is fully distributed.

Kinder Morgan Savings Plan
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2014

EIN:    80-0682103
PN:    002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value***
	State Street Global Advisors S&P 500 Index Fund	Common Collective Trust	$215,877,767	**
*	Kinder Morgan, Inc. Common Stock	Common Stock	171,478,330	**
	Columbia Trust Focused Large Cap Growth-II Fund	Common Collective Trust	140,310,717	**
	State Street Global Target Retirement 2020 Fund	Common Collective Trust	121,322,919	**
	Dodge & Cox Stock Fund	Registered Investment Company	106,593,807	**
	Putnam Stable Value Fund	Common Collective Trust	106,074,695	**
	State Street Global Advisors Global Equity EX US Index Non-lending Series	Common Collective Trust	98,474,979
	State Street Global Advisors US Bond Index Fund	Common Collective Trust	96,354,950
	IGT Invesco Short-term Bond Fund	Common Collective Trust	93,393,600
	State Street Global Target Retirement 2030 Fund	Common Collective Trust	81,786,243
	State Street Global Target Retirement 2025 Fund	Common Collective Trust	70,034,764
	MFS Institutional International Equity Fund	Registered Investment Company	68,799,055
	Loomis Sayles Core Plus Fixed Income Fund	Common Collective Trust	59,187,116
	State Street Global Advisors S&P Mid Cap Index Non-lending Series Fund	Common Collective Trust	51,676,790
	State Street Global Target Retirement 2015 Fund	Common Collective Trust	49,226,836
	Harbor Small Cap Growth Fund	Registered Investment Company	49,040,978
	State Street Global Target Retirement 2040 Fund	Common Collective Trust	47,153,915
	Self-Directed Brokerage Account	Common Stock, Interest-bearing Cash, Bonds and Mutual Fund	41,945,120
	State Street Global Target Retirement Income Fund	Common Collective Trust	32,613,394
	State Street Global Target Retirement 2035 Fund	Common Collective Trust	30,683,364
	Artisan Mid Cap Fund	Registered Investment Company	28,972,796
	State Street Global Target Retirement 2045 Fund	Common Collective Trust	24,795,986
	IGT Invesco Jennison A or Better Intermediate Gov/Credit Fund	Common Collective Trust	23,728,778
	IGT Invesco A or Better Intermediate Gov/Credit Fund	Common Collective Trust	23,696,097
	IGT Invesco PIMCO A or Better Intermediate Gov/Credit Fund	Common Collective Trust	23,615,566
	State Street Global Advisors Russell Small Cap Index	Common Collective Trust	23,381,021
	Artisan Mid Cap Value Fund	Registered Investment Company	23,058,463
	State Street Global Target Retirement 2010 Fund	Common Collective Trust	20,850,085
	IGT Invesco A or Better Core Fund	Common Collective Trust	15,471,062
*	Kinder Morgan, Inc. Warrants	Self-Directed Brokerage Account - Employer Securities Warrants	14,335,820
	State Street Global Target Retirement 2050 Fund	Common Collective Trust	13,093,084
	Harbor Small Cap Value Fund	Registered Investment Company	11,631,681
	Lazard Emerging Markets Institutional Fund	Registered Investment Company	10,155,401
*	JP Morgan Chase US Treasury Money Market Fund	Registered Investment Company	8,870,207
	IGT Invesco BlackRock A or Better Intermediate Gov/Credit Fund	Common Collective Trust	6,241,831
	IGT Invesco Goldman Sachs A Core Fund	Common Collective Trust	5,709,898
	IGT Invesco BlackRock A or Better Core	Common Collective Trust	5,704,729
	IGT Invesco PIMCO A or Better Core	Common Collective Trust	5,700,848
	State Street Global Target Retirement 2055 Fund	Common Collective Trust	2,622,375
*	Kinder Morgan, Inc. Common Stock	Self-Directed Brokerage Account - Employer Securities	276,031

Kinder Morgan Savings Plan
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value***
	Compass Diversified Holdings Shares Of Beneficial Interest	Self-Directed Brokerage Account - Partnership Units	162,500
	Oneok Partners, L.P. Unit Ltd Partnership	Self-Directed Brokerage Account - Partnership Units	120,993
	Enterprise Products Partners L.P.	Self-Directed Brokerage Account - Partnership Units	115,356
	Enbridge Energy Partners, L.P.	Self-Directed Brokerage Account - Partnership Units	79,800
	Regency Energy Partners LP	Self-Directed Brokerage Account - Partnership Units	72,000
	Williams Partners L.P. Com Unit Ltd Partnership Interest	Self-Directed Brokerage Account - Partnership Units	60,669
	Sunoco Logistics Partners L.P. Common Units	Self-Directed Brokerage Account - Partnership Units	58,492
	Proshares Tr Ii Proshares Ultrashort Euro	Self-Directed Brokerage Account - Exchange Traded Fund	54,025
	Suburban Propane Partners, L.P. Units Ltd Partnership Interest	Self-Directed Brokerage Account - Partnership Units	53,951
	Crestwood Equity Partners LP	Self-Directed Brokerage Account - Partnership Units	51,492
	Blackstone Group LP Unit Repstg Ltd Partnership Interest	Self-Directed Brokerage Account - Partnership Units	50,745
	Energy Transfer Equity, L.P. Com Unit Ltd Partnership	Self-Directed Brokerage Account - Partnership Units	48,821
	Ferrellgas Partners LP Units Ltd Partnership Interest	Self-Directed Brokerage Account - Partnership Units	43,960
	Crestwood Midstream Partners LP New	Self-Directed Brokerage Account - Partnership Units	43,222
	Linn Energy, LLC Unit Repstg Ltd Liability Co Interests	Self-Directed Brokerage Account - LLC Units	37,447
	Breitburn Energy Partners LP Common Unit Ltd Partnership Interest	Self-Directed Brokerage Account - Partnership Units	28,343
	Martin Midstream Partners L.P.	Self-Directed Brokerage Account - Partnership Units	18,816
	Proshares Tr Ii Proshares Ultrashort Yen	Self-Directed Brokerage Account - Exchange Traded Fund	17,860
	Access Midstream Partners LP Unit	Self-Directed Brokerage Account - Partnership Units	17,652
	Atlas Pipeline Partners LP Unit Ltd Partnership Interest	Self-Directed Brokerage Account - Partnership Units	16,138
	Boardwalk Pipeline Partners, LP Common Unit Ltd Partner Interest	Self-Directed Brokerage Account - Partnership Units	14,660
	Energy Transfer Partners, L.P. Unit Ltd Partnership Interest	Self-Directed Brokerage Account - Partnership Units	11,476
	Buckeye Partners, L.P. Units Ltd Partnership Interest	Self-Directed Brokerage Account - Partnership Units	11,349
	Natural Resource Partners L.P.	Self-Directed Brokerage Account - Partnership Units	10,679
	Cheniere Energy Partners, L.P. Common Units	Self-Directed Brokerage Account - Partnership Units	8,320
	DCP Midstream Partners, LP Units Ltd Partner Interest	Self-Directed Brokerage Account - Partnership Units	5,043
	Proshares Untra Silver	Self-Directed Brokerage Account - Exchange Traded Fund	3,805
	United States Natural Gas Fund, LP Unit Usd 0.001	Self-Directed Brokerage Account - Partnership Units	3,456

Kinder Morgan Savings Plan
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value***
	Proshares Trust Untrashort Ftse China 50	Self-Directed Brokerage Account - Exchange Traded Fund	1,564
	Proshares Tr Proshares Ultrashort S&P 500 New	Self-Directed Brokerage Account - Exchange Traded Fund	1,103
	Proshares Trust Ultrapro Short S&P 500	Self-Directed Brokerage Account - Exchange Traded Fund	571
	Teekay LNG Partners L.P. Unit Ltd Partnership Interest	Self-Directed Brokerage Account - Partnership Units	48
	Monumental Life Insurance Wrapper	Wrapper Contract	50,947
	Principal Financial Group	Insurance Contracts	442,544
*	Notes receivable from Participants	Notes receivable from Participants with terms ranging from 0 - 15 years and interest rates ranging from 3.25% to 9.25%	45,356,073
		Total	$2,071,015,018

*	Represents party-in-interest transactions (Note 7).
**	Represents investment comprising at least 5% of net assets available for benefits.
***	Cost information is not presented because all investments are participant directed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

KINDER MORGAN SAVINGS PLAN

	By:	/s/ Matthew Wojtalewicz
Matthew Wojtalewicz, Member of the Fiduciary Committee of Kinder Morgan, Inc.
Dated: June 26, 2015

EXHIBIT INDEX

Exhibit Number    Description
23.1 Consent of Independent Registered Public Accounting Firm dated June 26, 2015